Exhibit 99.1

ANNEX A

CONTROL PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF
TIGA INVESTMENTS EIGHTY-EIGHT PTE LTD, BIG TIMBER HOLDINGS, LLC AND TIGA INVESTMENTS PTE. LTD.

The following table sets forth the name, position, address, principal occupation and citizenship of each control person, director and/or executive officer of Tiga Investments Eighty-Eight Pte Ltd, Big Timber Holdings, LLC and Tiga Investments Pte. Ltd. (each an “Instruction C Person”). To the best of the Reporting Person’s knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any shares of Common Stock of the Issuer or is party to any contract or agreement as would require disclosure in this Schedule 13D.

Name and Position of Officer or Director	Principal Business Address or Residence	Principal Occupation or Employment	Citizenship
G. Raymond Zage, III	Ocean Financial Centre Level 40, 10 Collyer Quay Singapore, Singapore 049315	Director of Tiga Investments Eighty-Eight Pte Ltd	Singapore
G. Raymond Zage, III	Ocean Financial Centre Level 40, 10 Collyer Quay Singapore, Singapore 049315	Sole member of Big Timber Holdings, LLC	Singapore
G. Raymond Zage, III	Ocean Financial Centre Level 40, 10 Collyer Quay Singapore, Singapore 049315	Director of Tiga Investments Pte. Ltd.	Singapore
Ashish Gupta	Ocean Financial Centre Level 40, 10 Collyer Quay Singapore, Singapore 049315	Managing director of Tiga Investments Pte. Ltd.	Singapore